Exhibit 99.1

Press Release

For Immediate Release

(Incorporated in Cayman Islands with limited liabilities)

(NYSE American: TMDE)

TMD Energy Limited Reports Its Audited Financial Results for the Fiscal Year Ended June 30, 2026

KUALA LUMPUR, MALAYSIA, October 29, 2026 (GLOBE NEWSWIRE) — TMD Energy Limited (“TMDEL” or the “Company”) (NYSE American: TMDE), together with its subsidiaries (the “Group” or “TMDEL Group”), a Malaysia and Singapore based services provider engaged in integrated bunkering services, which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced its audited financial results for the fiscal year ended June 30, 2026 (“FY2026”).

Fiscal Year 2026 Financial and Operational Metrics

●	Total Revenues: Total revenues decreased by 10.2% to approximately $545.0 million for the fiscal year ended June 30, 2026 compared to approximately $606.7 million for the unaudited fiscal year ended June 30, 2025.
●	Sales Volume: Bunkering revenue declined primarily due to lower bunkered volume, reflecting softer demand amid tariff-related trade disruptions and geopolitical uncertainty. The effect of lower volume was partially offset by higher bunker fuel selling prices during FY2026, as selling prices generally track prevailing market oil prices.
●	Gross Profit: Gross profit declined by 79.3% to approximately $3.1 million, yielding a gross profit margin of 0.57%, compared to a gross profit of approximately $15.0 million and a margin of 2.47% in the prior-year period.
●	Net Loss: Net loss was approximately $19.1 million, compared to net loss of approximately $3.6 million for the fiscal year ended June 30, 2025.

Management Commentary & Business Vision

Dato’ Sri Kam Choy Ho, Executive Director and Chief Executive Officer of TMDEL, commented:

“For the fiscal year ended June 30, 2026, we operated amid a highly challenging environment shaped by lingering geopolitical uncertainty, tariff frictions, volatility in oil price, subdued global trade activity and intense market competition. These factors affect global shipping activity, volume of oil cargo bunkered, and constrained our ability to preserve pricing spread. In response to these challenges, we have been strengthening collaboration with our key service providers and exploring alternative sourcing and supply chain options to enhance resilience and operational continuity. Moreover, we have intensified our marketing efforts, to expand our customer base and promote our products and services to prospective clients.”

“Looking forward, we will continue to monitor developments closely and adapt our business strategy as needed to maintain operational stability and financial performance. We maintain confidence in our ability to create sustainable long-term value for shareholders and customers worldwide.”, Dato’ Sri Kam Choy Ho continued.

Financial Performance Overview for the Fiscal Year Ended June 30, 2026

Revenues

Total revenues decreased by approximately $61.7 million, or 10.2%, from approximately 606.7 million for the fiscal year ended June 30, 2025, to approximately $545.0 million for the fiscal year ended June 30, 2026. Revenue from bunkering services decreased by 10.2% to approximately $543.8 million. This decline was substantially attributable to the lower level of bunkering activities, which reflected weaker demand amid tariff-related developments and geopolitical uncertainties. As bunker fuel selling prices are generally linked to prevailing market oil prices, the higher average oil price environment contributed to higher selling prices and partially mitigated the decrease in bunkering services revenue. Revenue from ship management services declined by 8.7% to approximately $1.1 million, mainly attributable to changes in the company’s customer base.

Cost of Revenues and Gross Profit

Cost of revenues decreased by approximately $49.8 million, or 8.4%, to approximately $541.9 million for the fiscal year ended June 30, 2026. This volume-driven reduction was partially offset by rising bunker prices, and higher operational costs. The higher operational costs were caused by increased crew wages, elevated logistics service rates, and higher equipment upkeep and vessel maintenance costs, which are largely fixed in nature.

Gross profit decreased to approximately $3.1 million for the year ended June 30, 2026, compared to approximately $15.0 million for the year ended June 30, 2025. The decline reflected a narrower spread between selling prices and procurement costs, and limited ability to fully pass through inflationary costs to customers by the company, due to volatility in oil prices, competitive market conditions and softer demand for marine fuel. In addition, vessel schedule disruption and delays, higher transportation and logistics charges, terminal congestion, limited loading-slot availability and inflationary cost pressures increased the operating costs.

Operating Expenses

Selling and marketing expenses increased to approximately $0.72 million, attributable to additional marketing activities, including increased client engagement efforts to support existing customer relationships, expand customer base and promote products and services to potential customers. General and administrative expenses increased by 76.4% to approximately $10.4 million, primarily due to hike in staff costs, increased management fees covering overall group management and coordination services, increased professional service fees in connection with the public company, potential strategic acquisition activities, higher business development expenses related to client engagements, as well as $1.8 million increase in provision for expected credit losses. Depreciation expenses decreased by $0.27 million to approximately $4.9 million.

Loss from operations

Loss from operations was approximately $12.9 million for the fiscal year ended June 30, 2026, decreased by approximately $16.8 million from income from operations of approximately $3.9 million for the fiscal year ended June 30, 2025.

Net Loss

As a result of the foregoing factors, net loss, increased by approximately $15.5 million, from approximately $3.6 million for the fiscal year ended June 30, 2025, to approximately $19.1 million for the fiscal year ended June 30, 2026.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, result of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD Energy Limited

e-Mail: corporate@tmdel.com

WFS Investor Relations

e-Mail: services@wfsir.com